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                                                        ONE JAMES CENTER
CSX                                                     RICHMOND, VIRGINIA 23219
CORPORATION                                             (904)782-1400
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                                                               December 19, 1996

Dear Conrail Shareholder:

     We are pleased to enclose a supplement to CSX's tender offer to purchase 20.1% of Conrail voting shares outstanding for $110 per share in cash.

     The $110 CSX tender offer has been extended until 5:00 p.m. EST on January 22, 1997, and the conditions remain the same, including obtaining shareholder approval to opt out of Subchapter 25E of the Pennsylvania statute. Conrail has scheduled this special shareholders meeting for 12:00 noon EST on January 17, 1997.

     The supplement describes in detail the terms of our amended merger agreement with Conrail Inc., which will provide you with increased consideration in the merger of $16 per Conrail share in CSX convertible preferred stock. The $16 per share is in addition to the 1.85619 shares of CSX common stock to be received in the merger.

     You will also benefit from the significant value of receiving the merger consideration upon shareholder approval and consummation of the merger, which is significantly earlier than previously contemplated and prior to regulatory approval.

     We urge you to give this supplement to our tender offer prompt consideration. We believe that the tender offer, combined with our earlier purchase of 19.9% of Conrail shares at $110 per share in cash, gives shareholders the advantages of a significant and immediate payment of cash combined with the upside potential of continued stock ownership.

     If you have any questions, or require assistance in tendering your shares, please call MacKenzie Partners, the information agent for our tender offer, toll-free at 800-322-2885 or collect at 212-929-5500.

     We look forward to building the world's leading transportation and logistics company by joining forces with Conrail.

                                      Sincerely,

                                      /s/ John W. Snow

                                      John W. Snow
                                      Chairman and
                                        Chief Executive Officer

            - POST OFFICE BOX 85629, RICHMOND, VIRGINIA 23285-5629 -